NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	February 12, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. - APPOINTMENT TO THE BOARD OF DIRECTORS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) is pleased to announce the appointment of Mr. Frank C. Busch to the Board of Directors of the Company (the “BOD”) as an independent Director. Mr. Phil Dyer has submitted his resignation as a Director to devote more time to his other business interests. Mr. Dyer will continue to serve the Company as an advisor.

Mr. Dyer has served on the BOD since January 2, 2015. Mr. Dyer’s business and political experience has been instrumental in navigating through the tough economic downswings of 2015, 2016 and 2017, as well as the subsequent turnaround to stronger financial performance in 2018 and 2019. Over the years Mr. Dyer has served on the Corporate Governance and Nominating Committee as well as the Compensation Committee and was Chair of the Audit Committee. Mr. Dyer has made many contributions to the health and welfare of the stakeholders of Kelso over the past five years. On behalf of all stakeholders we wish to thank Mr. Dyer for his dedicated service to the Company.

Mr. Busch’s expertise is finance, business development and indigenous relations as Director of Community Engagement with the First Nations Finance Authority in Canada. Mr. Busch received his Bachelor of Arts from the University of Manitoba and has completed five specialized financial certificates from the Canadian Securities Institute and a post-graduate Certificate in Finance from Harvard University in preparation for entering the Masters of Liberal Arts in Extension Studies Field: Finance at Harvard. Mr. Busch is an expert in the field of Indigenous Engagement and Relations and has spoken publically, published articles and advised companies and organizations of all sizes on the subject.

“I am honored to join the Board of Directors of Kelso Technologies Inc.” says Mr. Busch, “Kelso is a progressive organization with great prospects. I believe I can add value by helping continue Kelso’s legacy of environmental stewardship and sustainability which aligns well with my values. Kelso is entering into a new growth stage with its new KXI wilderness technologies which I believe along with the Company’s current rail portfolio will benefit many stakeholders in society.”

James R. Bond, CEO of the Company comments that “Kelso is excited to begin the Company’s transition to the next generation of senior leadership and business direction with the appointment of Mr. Busch. Much of the Company’s technology development involves specialized equipment used in rail, road and wilderness applications that can better serve and protect the public and the environment. During the Company’s history Kelso has had a very strong public safety record and have demonstrated the Company’s products do in fact diminish potential negative impacts on the environment. With the dedicated support of the stakeholders of Kelso, the Senior Management along with the BOD anticipates that we can advance the Company’s technologies in the marketplace which will expand Kelso’s brand to better serve the Company’s customers for years to come.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental issues. The Company offers specialized rail service equipment, truck tanker equipment, fuel loading systems, marine applications, first responder emergency response kits and gyroscopic suspension systems for commercial vehicles being used in rugged wilderness terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company anticipates that we can advance our technologies in the marketplace which will expand Kelso’s brand to serve the Company’s customers for years to come; and that Kelso is entering into a new growth stage with its new KXI wilderness technologies. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that railroad safety regulations and other regulatory approvals may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; we may be unable to grow and sustain anticipated revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; costs of production may increase affecting our EBITDA; we may have to incur debt to keep up with costs and/or technological or product development expenses; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com